Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Pretium Packaging, LLC:

We consent to the use of our report dated March 9, 2011, with respect to the consolidated balance sheet of Pretium Packaging, LLC and subsidiaries as of September 30, 2010, and the related consolidated statements of operations, changes in members’ equity (deficit), and cash flows for the periods from February 17, 2010 to September 30, 2010 (Successor period) and October 1, 2009 to February 16, 2010 (Predecessor period) included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report on Pretium Packaging, LLC and subsidiaries dated March 9, 2011 contains an explanatory paragraph that states that effective February 16, 2010, the Company was acquired in a transaction accounted for as a business combination. As a result of the acquisition, the consolidated financial information for the period after the acquisition is presented on a different cost basis than that for the periods before the acquisition and, therefore, is not comparable.

We also consent to the use of our report dated March 9, 2011, with respect to the consolidated balance sheet of PVC Container Corporation and subsidiaries as of February 16, 2010, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period from July 1, 2009 to February 16, 2010 included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/S/ KPMG LLP

St. Louis, Missouri

October 31, 2011